July 21, 2005
VIA FACSIMILE

Jianping Zhang
AGA Resources, Inc.
141-757 W. Hastings Street, Suite #658
Vancouver, British Columbia
Canada V6C 1A1

Re:	Registration Statement on Form SB-2
      File No.: 333-124181
      Amended: June 16, 2005

Dear Mr. Zhang

      We have completed a preliminary reading of your registration statement. It appears that your document fails in a material respect to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement at this time, until this material deficiency is addressed:

      Please file audited financial statements and an updated consent pursuant to the requirements of Item 310 (g) of Regulation S-B.
Please also update your disclosure in the appropriate sections of your prospectus in accordance with the updated financial statements.

      As long as it remains in its current form, we will not recommend acceleration of the effective date of the registration statement. Also note that should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider submitting a substantive amendment to correct the deficiency or a request for withdrawal of the filing.

      You may contact Megan Caldwell at (202) 551-3754 or Nathan Cheney at (202) 551-3714 if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka, Staff Attorney at (202) 551-3729, or in his absence, the undersigned Branch Chief, who supervised the review of your filing, at (202) 551-3742.

      							Sincerely,


      Jennifer Hardy				Branch Chief

CC: 	Conrad C. Lysiak, Esq.
(509) 747-1770
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE